Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

The following was communicated to employees of Criteo S.A. by email on October 29, 2025.

Hi Criteos,

Ahead of our Q3 earnings today, I want to take a moment to share two important updates that everyone should hear directly from me. It’s a longer note than usual, but one worth reading closely.

I’m announcing the appointment of Edouard (Ed) Dinichert as our new Chief Customer Officer, effective December 1.

Originally from France and now based in New York, Ed brings a cross-market, cross-cultural perspective, having worked across Europe and the U.S. He began his career in France at 24/7 Retail Media before joining Amazon Advertising, helping scale the business across Europe. He later moved to New York to lead global AdTech sales and most recently served as Chief Revenue Officer and interim co-CEO at TripleLift.

Ed will lead Performance Sales and Global Business Operations, defining and executing the global sales strategy for our Performance Media business. Reporting directly to me, he’ll also oversee strategic new accounts, verticals, and global agencies to ensure alignment and accelerate growth. You’ll hear more from Ed once he’s on board in December, and I’m looking forward to introducing him to everyone.

We’re also taking important steps to strengthen Criteo’s position in the U.S. equity market by simplifying our corporate structure and enhancing our visibility among investors.

We’ve announced our intention to transfer Criteo’s legal domicile from France to Luxembourg. This action, called a “redomiciliation”, is a legal and administrative change only, which doesn’t affect our strategy, our operations, or our people. At the same time, we’ll replace our current American Depositary Share (ADS) structure with a direct listing of our ordinary shares on Nasdaq. These changes are designed to reduce the complexities of our current corporate structure, increase our capital management flexibility, and create opportunities to expand our shareholder base by attracting a broader range of investors.

We recognize that this change carries a symbolic dimension, particularly for our many Criteos in France, where Criteo was founded 20 years ago. Being a French company has played a critical role in our success and identity, and that will continue. We have a lot of pride in our French roots, and France represents far more than our country of origin—it’s the heartbeat of Criteo and always will be.

We remain deeply anchored in the French tech ecosystem, with our AI Lab and teams in Paris continuing to drive innovation and global leadership in AI-powered commerce. Our commitment to France, our people, our R&D, and our future there remains as strong as ever. This move doesn’t change who we are or how we operate, and we’ll continue to invest in and recruit highly skilled local talent.

Building on the incredible foundation of our first 20 years, our focus is on setting Criteo up for the next two decades with the right corporate structure that enables us to attract capital more effectively and compete at global scale.

Importantly, this positions Criteo to fully participate in the U.S. equity market by becoming eligible, subject to meeting other eligibility criteria, for potential inclusion in major U.S. stock indices, which serve as benchmarks for most passive funds and many actively managed funds. Today, passive capital represents more than half of all assets under management in the U.S., compared to less than 30% when Criteo went public in 2013. As a French-domiciled company with ADSs listed in the U.S., we’re currently ineligible for most major U.S. indices—a limitation this redomiciliation would address.

The project is subject to prior consultation with our French works council and to shareholder approval, with completion expected in the third quarter of 2026. Once the Luxembourg transition is complete, we intend to pursue a subsequent redomiciliation to the U.S., giving us broader eligibility for inclusion in major U.S. stock indices and further improving access to capital. This further step will also be subject to prior consultation with our French works council and to shareholder approval. We’ll keep you informed as our plans evolve.

We’ll discuss these updates tomorrow during The Business Bulletin at 9:00 AM ET/2:00 PM CET. Please join us. In the meantime, you can find answers to your questions in this FAQ here.

You can also find more details in today’s press release below.

More to come soon. Thanks for your focus and drive to keep Criteo at the forefront of our industry.

Michael

+++

Criteo Announces Intention to Redomicile to Luxembourg and List Ordinary Shares on Nasdaq

Move expected to simplify corporate structure and increase capital management flexibility while remaining anchored in the French Technology ecosystem

Direct listing to replace current ADS structure, enabling potential inclusion in U.S. stock indices

NEW YORK – October 29, 2025 – Criteo S.A. (NASDAQ: CRTO) (“Criteo” or the “Company”), the global platform connecting the commerce ecosystem, today announced its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and replace its American Depositary Shares (“ADSs”) structure with ordinary shares to be directly listed on Nasdaq. The Conversion is expected to be completed in the third quarter of 2026.

Criteo remains deeply committed to its teams, offices and investments in France, where it continues to play a leading role in the French technology and AI innovation ecosystem.

Frederik van der Kooi, Chairperson of the Board, said “The Board views these actions as an important strategic step toward unlocking significant and sustainable shareholder value. It is also a natural evolution in Criteo’s journey to fully realize the benefits of our U.S. listing — a strategic move originally made by our founders to support the Company’s long-term growth. Since Criteo became a public company, the U.S. equity market landscape has shifted significantly, and we are confident that, among other benefits, this initiative can reduce the complexities of Criteo’s current structure, increase flexibility for share repurchases, and support potential inclusion in certain U.S. indices. With a Luxembourg domicile, we could potentially pursue a subsequent transfer to the U.S., which would enable broader eligibility for major U.S. stock indices, providing access to the massive pools of passive capital tracking these benchmarks.”

Michael Komasinski, Chief Executive Officer, added “This project, aligned with the perspectives we consistently hear from our shareholders, demonstrates our confidence in the Company’s strategy and growth potential, ensuring we have the optimal structure to maximize shareholder value and strengthen our competitiveness. Importantly, as we continue to position Criteo for long-term global success, we remain deeply anchored in the French technology ecosystem. Our AI Lab and teams in Paris will continue to drive innovation and sustain our leadership in AI-powered commerce around the world.”

The redomiciliation to Luxembourg and the direct listing of Criteo’s ordinary shares on Nasdaq offer significant benefits, including:

•

positioning Criteo for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base.

•	providing greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares.

•	eliminating fees and complexities associated with ADSs potentially increasing stock liquidity.

In addition, Luxembourg has a well-established regime of cross-border mergers between Luxembourg and U.S. companies. Following the Conversion, Criteo intends to pursue a subsequent transfer of its domicile from Luxembourg to the United States if the Board determines such action is in the best interests of Criteo and its shareholders.

The Conversion will require prior consultation with Criteo’s works council, and is subject to certain closing conditions, including shareholder approval by a two-thirds majority of the votes cast by shareholders present or represented.

Conference Call Information

Criteo’s senior management team will discuss the Conversion and the Company’s Q3 2025 earnings on a call that will take place today at 8:00 AM ET, 1:00 PM CET. The call will be webcast live on the Criteo website at https://criteo.investorroom.com/ and will subsequently be available for replay.

• United States:	+1 800 836 8184

• International:	+1 646 357 8785

• France	080-094-5120

Please ask to be joined to the “Criteo” call.

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the transaction; failure to satisfy any of the other conditions to the transaction, including the condition that the option to withdraw shares for cash in connection with the transaction is not exercised above a certain threshold; the transaction not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the transaction; failure to list our shares on Nasdaq following the transaction or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the transaction; the disruption of current plans and operations by the transaction; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the transaction, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the transaction; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the transaction by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the transaction, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the transaction; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the transaction, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed in connection with the transaction, as well as future filings and reports by Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the transaction, Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and will also constitute a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the transaction and the other proposals relating to the transaction set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the transaction. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE TRANSACTION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the transaction, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the transaction. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the transaction to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

About Criteo

Criteo (NASDAQ: CRTO) is the global platform connecting the commerce ecosystem for brands, agencies, retailers, and media owners. Its AI-powered advertising platform has unique access to more than $1 trillion in annual commerce sales—powering connections with shoppers, inspiring discovery, and enabling highly personalized experiences. With thousands of clients and partnerships spanning global retail to digital commerce, Criteo delivers the technology, tools, and insights businesses need to drive performance and growth. For more information, please visit www.criteo.com.

Contact:

Investor Relations

Melanie Dambre, m.dambre@criteo.com

Public Relations

Jessica Meyers, j.meyers@criteo.com